Exhibit 99.1

Nevada Geothermal Power Reports Results for the quarter ended December 31, 2011

VANCOUVER, Feb. 28, 2012 /CNW/ - Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) today announced results for the quarter ended December 31, 2011.  The Condensed Consolidated Interim Financial Statements and Management's Discussion and Analysis (MD&A) are available at www.sedar.com and on the Company's website at http://www.nevadageothermal.com.

	For the three months ended
(millions of US $ unless stated otherwise)	December 31, 2011	December 31, 2010	Variance	%

Revenue from electricity sales	$5.1	$5.8	$(0.7)	(12%)
EBITDA *	1.4	3.6	(2.2)	(61%)
Operating profit	0.1	2.4	(2.3)	(96%)
Net (loss) profit	(3.9)	0.3	(4.2)	(1400%)
Net (loss) profit per share (basic and diluted) ($)	(0.03)	0.00	(0.03)	n/a
Total assets	134.8	152.5	(17.7)	(12%)
Cash generated from operating activities	1.4	2.7	(1.3)	(48%)

* Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by IFRS.  It is defined by the Company as operating profit excluding depreciation and amortization.  The Company is including EBITDA in the analysis because it is a key measure used by management to evaluate performance.

Highlights

•         Canaccord Genuity has been engaged to assist with assessing strategic alternatives given the requirement to restructure the EIG debt and recapitalize the Company.

•         Blue Mountain production for the quarter (64,751 MWh (net)) was lowered by an auxiliary pump failure and resulting outage of one of the three power modules.  In addition, production is currently being limited while awaiting the results of the current program of wellfield stimulation, optimization and testing.

•         Work at the Crump Geyser joint venture has confirmed the existence of a 265ºF resource.

•         Project work focused on the New Truckhaven property.

The Company adopted International Financial Reporting Standards ("IFRS") during the quarter ended September 30, 2011. Full reconciliations between previously published Canadian GAAP and restated IFRS numbers are provided in the Condensed Consolidated Interim Financial Statements.

A testing and stimulation program, designed to moderate the rate at which production well temperatures are declining, is nearing completion at Blue Mountain. Recent breaches of EIG Global Energy Partners ("EIG") loan terms have resulted in the classification of the EIG loan as a current liability as at December 31, 2011. The John Hancock Life Insurance Company loan, guaranteed by the United States Department of Energy, remains classified as long-term, since the repayment of this loan is still projected to take place in accordance with the original repayment schedule. The Company is diligently pursuing a restructuring of the EIG loan, and has appointed Canaccord Genuity to assist with the loan restructuring as well as recapitalization of the Company.

During the quarter, work at the Crump Geyser joint venture funded by our joint venture partner, Ormat Nevada Inc., confirmed the existence of a 265ºF resource, which is currently the subject of further feasibility work.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. is an experienced renewable energy producer focusing on the development of CLEAN electrical power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in several properties in Nevada and California, and a 50% interest in Crump Geyser, in Oregon.  These properties are at different levels of exploration and development.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions.  These statements reflect our current belief and are based upon currently available information.  Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001177440

For further information:

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

CO: Nevada Geothermal Power Inc.

CNW 09:25e 28-FEB-12